Exhibit 21.1

LIST OF SUBSIDIARIES OF CHEROKEE INC.

Name and Jurisdiction of Organization:

1.	SPELL C. LLC., a Delaware limited liability company
2.	Cherokee Brands, LLC, a Delaware limited liability company
3.	Three‑Sixty Vision LLC, a Delaware limited liability company
4.	Hawk 900 Brands LLC, a Delaware limited liability company
5.	EDCA LLC, a Delaware limited liability company
6.	FFS Holdings, LLC, a Delaware limited liability company